Exhibit 21.01

Subsidiaries of Registrant

Name of Entity	Jurisdiction of Incorporation or Organization
PDF Solutions GmbH	Germany
PDF Solutions KK	Japan
PDF Solutions S.A.S.	France
PDF Solutions Semiconductor Technology (Shanghai) Co. Ltd.	China
PDF Solutions Semiconductor Technology (Korea) Limited	Korea
PDF Solutions International Services, Inc.	Delaware
PDF Solutions Asia Services, Inc.	Delaware
PDF Solutions Semiconductor Technology Taiwan Ltd.	Taiwan
PDF Solutions Pacific Services, Inc.	Delaware
PDF Solutions Semiconductor Technology (Singapore) Pte. Ltd.	Singapore
PDF Solutions Canada Ltd	Canada